SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C lote 226 7th floor
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S/A,
                Public Company -CVM N. 1761-2
C.N.P.J   02.558.132/0001-69   -   N.I.R.E.  53.3.000.058.0-0

ANNOUNCEMENT TO THE MARKET

Tele Centro Oeste Celular Participações S.A., hereby informs that it has received from its shareholder CAPITAL GROUP INTERNATIONAL, INC., a letter dated January 11, 2006 which is in the transcript bellow:

Re.: Decrease on Ownership Interest

Dear Sirs,

Capital Group International, Inc. (“CGII”), by its attorneys-in-fact (power-of-attorney attached), in its capacity as a holding company of investment management companies, in accordance with the terms set forth in article 12, paragraph 4, of Instruction No. 358, of January 3, 2002 (“Instruction 358”), hereby advises that, through certain deals on stock exchange, decreased its ownership interest in preferred registered shares (“PN shares”) issued by Tele Centro Oeste Celular Participações S/A. (“Company”), in approximately 5.41% of PN shares, now holding totals of 7,685,434 PN Shares of the Company, corresponding approximately to 8.96% of this type of shares.

The Company’s Investor Relations Officer is receiving a copy hereof so as to ensure effective disclosure of its contents, upon forwarding of the “Notice to the Market” to CVM, pursuant to the terms set out in Circular Letter CVM/SGE No. 001/03 and to the disclosure procedures of BOVESPA.

CAPITAL GROUP INTERNATIONAL, INC.

Brasília, January 13, 2006

Paulo Cesar Pereira Teixeira,
Investor Relations Officer

Tele Centro Oeste Celular Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2006

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.